UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-18516

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

ARTESIAN RETIREMENT PLAN

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL
EXECUTIVE OFFICE:

ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS ROAD
NEWARK, DE 19702

Artesian Resources Corporation
Retirement Plan
Financial Statements
December 31, 2007

Independent Auditors’ Report

Participants, Board of Trustees and

Administrator of Artesian Resources Corporation
    Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, referred to as, “supplementary information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McBride Shopa and Company, P.A.
Wilmington, Delaware
July 10, 2008

Artesian Resources Corporation
Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2007

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ASSETS
Cash	$21,130	$3,727	$17,403	$0

Investments, at fair value
Artesian Resources Corp. Class A nonvoting common stock	2,651,518	382,623	2,268,895	0
Collective trusts	1,818,051	552,921	1,265,130	0
Mutual funds	19,906,221	6,009,601	13,896,620	0
Investments, at cost that approximate fair value
Loans to participants	268,335	0	0	268,335

Total investments	24,644,125	6,945,145	17,430,645	268,335

Contribution receivable
Employer	186,551	186,551	0	0
Participants	0	0	0	0

Total assets	24,851,806	7,135,423	17,448,048	268,335

LIABILITIES	0	0	0	0
Distributions Payable	13,937	760	13,177	0

NET ASSETS AVAILABLE FOR BENEFITS	$24,837,869	$7,134,663	$17,434,871	$268,335

See accompanying notes to financial statements.

Artesian Resources Corporation
Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2006

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ASSETS
Cash	$300	$0	$300	$0

Investments, at fair value
Artesian Resources Corp. Class A nonvoting common stock	2,685,515	1,430,249	1,255,266	0
Collective trusts	1,509,072	673,977	835,095	0
Mutual funds	19,147,528	5,636,846	13,510,682	0
Investments, at cost that approximate fair value
Loans to participants	263,031	0	0	263,031

Total investments	23,605,146	7,741,072	15,601,043	263,031

Contribution receivable
Employer	146,304	136,318	9,986	0
Participants	26,713	0	26,713	0

Total assets	23,778,463	7,877,390	15,638,042	263,031

LIABILITIES	0	0	0	0

NET ASSETS AVAILABLE FOR BENEFITS	$23,778,463	$7,877,390	$15,638,042	$263,031

See accompanying notes to financial statements.

Artesian Resources Corporation
Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Net investment income
Artesian Resources Corp. Class A nonvoting common stock dividends	$92,225	$13,601	$78,624	$0
Interest and dividend income from other investments	1,667,562	607,650	1,059,912	0
Interest income from participant loans	21,448	0	0	21,448
Net depreciation in fair value of investments	(214,790)	(58,697)	(156,093)	0
Contributions
Employer	835,205	487,732	347,473	0
Participants	959,870	1,003	958,867	0
	3,361,520	1,051,289	2,288,783	21,448

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant Distributions	(2,301,189)	(600,252)	(1,698,180)	(2,757)
Administrative Expense	(925)	(538)	(387)	0
Transfers	0	(1,012,020)	1,012,020	0
Loan Transfers	0	0	13,387	(13,387)
Reclass ESOP ER to EE Directed	0	(181,206)	181,206	0
	(2,302,114)	(1,794,016)	(491,954)	(16,144)

NET INCREASE/(DECREASE)	1,059,406	(742,727)	1,796,829	5,304

NET ASSETS AVAILABLE FOR BENEFITS- BEGINNING OF YEAR	23,778,463	7,877,390	15,638,042	263,031

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$24,837,869	$7,134,663	$17,434,871	$268,335

See accompanying notes to financial statements.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements

Note A — Description of the Plan

1.	General

Effective July 1, 1984, Artesian Resources Corporation (the Company) established the Artesian Resources Corporation Retirement Plan (the Plan) as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code (IRC) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company’s Board of Directors. Plan administration expenses may be paid out of the Plan unless paid by the Company. (Note C).

2.	Participation, Vesting, and Withdrawals

Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax-deductible contributions up to the IRC limitation of $15,500 ($20,500 for participants age 50 and older) for all deferrals under all plans in 2007 (basic contribution). For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2% of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2007. The total matching, discretionary and service contributions in 2007 were $291,208, $223,008 and $264,723, respectively.

Effective January 1, 2007, the Company’s Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan.  A Special Discretionary Stock Contribution of $55,566 was made for 2007.

Participant contributions, and the related earnings, are fully vested. Company contributions, and the related earnings, vest as follows:

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note A — Description of the Plan (Continued)

2.	Participation, Vesting, and Withdrawals (Continued)

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of nonvested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•	Only employees as of April 26, 1994 are eligible for participation.

•
A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee’s years of service and current compensation in accordance with the following schedule:

Years	Percentage of
of Service	Compensation
1 – 5	2%
6 – 10	4%
11 – 20	5%
over 20	6%

•	Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note A — Description of the Plan (Continued)

2.	Participation, Vesting, and Withdrawals (Continued)

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

•	Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

3.	Investment Elections

Participants may allocate basic contributions among the various mutual fund investments and/or the Company’s Class A nonvoting common stock.

Participants may elect an allocation among one or more of the investment funds in multiples of 1% with a minimum investment of 1% in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

4.	Loans

Participants may borrow from the Plan under the following guidelines:

•	A participant may borrow as much as 50% of his or her account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•	Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower’s principal residence.

•	The participant’s account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note A — Description of the Plan (Continued)

4.	Loans (Continued)

•	Interest rates on loans are prime plus 1% at the date of the loan.

•	As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant’s account.

As disclosed in the statement of changes in net assets available for benefits, the net transfer into participant loans for the year ended December 31, 2007 was made up of the following:

New loans	$57,712
Loan repayments	(49,651)
Transfer of interest income	(21,448)
$(13,387)

5.	Benefits

Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant’s beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments, or in a lump sum subject to certain restrictions as defined in the Plan.

6.	Termination

The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note B — Significant Accounting Policies

1.	Basis of Accounting

For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds and the Company’s Class A nonvoting common stock are unsecured and are valued at fair value based on quoted market prices. Plan assets held in collective trusts are unsecured and are valued at trading unit prices, which approximates fair value.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participant Distributions

Participant distributions are generally recorded when paid.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note B — Significant Accounting Policies (Continued)

5.	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

Note C — Plan Administration Expenses

Plan administration fees are based on asset value and number of participants. The Plan invests in various mutual funds with revenue-sharing agreements that help to offset fees. The Company paid the following net Plan expenses on behalf of the Plan in 2007:

Fees charged to the Plan	$78,199
Revenue-sharing offsets	(60,307)
Net Plan expenses	$17,892

Note D — Credit Risk

The Plan has $21,130 in mutual fund money market accounts at December 31, 2007 ($300 at December 31, 2006). These funds are fully insured by the Securities Investor Protection Corporation.

Note E — Market Risk

All investments in the Plan, including holdings in the Company’s Class A nonvoting common stock, are subject to market risk.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note F —	Investments Representing 5% or More of Net Assets Available for Benefits

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Artesian Resources Corp. Class A nonvoting common stock	$(112,150)
Collective trusts	63,031
Mutual funds	(165,671)
$(214,790)

The following investments each represent 5% or more of the net assets available for benefits at December 31:

	2007	*	2006	*
Common Stocks
Artesian Resources Corp.
Class A nonvoting common stock	$2,651,518		$2,685,515

Collective Trusts
Gartmore Morley Trust Co.
Stable Value Fund	1,818,051		1,509,072

Mutual Funds
American Funds Growth
Fund of America A	5,030,978		4,801,512
Davis Funds NY Venture A	5,115,098		5,172,668
Dodge & Cox Funds
Stock Fund	3,183,697		3,421,695
PIMCO Funds Total Return
Fund Admin	2,137,601		1,738,669
Templeton Funds
Foreign Fund R	1,567,378		1,468,076

*Includes both nonparticipant directed and participant directed funds.

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note G —	Distributions Payable

At December 31, 2007 and 2006, net assets available for plan benefits included $13,937 and $0 respectively, for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Supplementary Information
Artesian Resources Corporation
Retirement Plan
EIN 51-0002090, Plan No. 003
Schedule H, Part IV, Line 4i: Schedule of Assets Held for Investment
Purposes at End of Year as of December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of investment, including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost**	Value**
	Cash
	Investment Fund	Liquidity Fund	$21,130	$21,130

	Common Stocks
*	Artesian Resources Corporation	Class A nonvoting common stock	2,294,173	2,651,518

	Collective Trusts
	Gartmore Morley Trust Co.	Stable Value Fund	1,645,208	1,818,051

	Mutual Funds
	American Fund	Growth Fund of America A	3,517,939	5,030,978
	Calamos	Growth A	639,676	735,243
	Columbia Funds	Acorn Z	632,659	736,154
	Columbia Funds	Mid-Cap Value A	104,805	102,787
	Davis Funds	New York Venture A	3,126,006	5,115,098
	Dodge & Cox Funds	Balanced	212,971	212,422
	Dodge & Cox Funds	Stock Fund	2,590,916	3,183,697
	Lord Abbett	Mid-Cap Value A	620,135	558,839
	PIMCO Funds	Total Return Fund Admin.	2,116,637	2,137,601
	Royce	Low Priced Stock	507,428	525,838
	Templeton Funds	Foreign Fund R	1,388,496	1,567,378
	Vanguard	Balanced Index	541	186
			15,458,209	19,906,221
	Participant Loans
	Various participants	Interest rates range from 5.00% to 9.75%, can borrow up to 50% of account balance, repayment terms range from five to 15 years, secured by vested account balance.	0	268,335
			$19,418,720	$24,665,255

*	Identifies the party as a “Party in Interest.”
**	Includes both nonparticipant directed and participant directed funds.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RETIREMENT PLAN
Date: July 15, 2008	By:	/s/ Joseph A. DiNunzio
Joseph A. DiNunzio
Executive Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.
23	Consent of McBride Shopa and Company